Exhibit 21

Subsidiaries of the Company

The wholly-owned subsidiary of Community Bancorp. is Community National Bank, a national banking association incorporated under the Banking Laws of The United States. Community National Bank is considered to be a "significant subsidiary" of Community Bancorp., within the meaning of Rule 1-02(w) of SEC Regulation S-X.